Exhibit 1.2

CARDIOME PHARMA CORP.

Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

CARDIOME PHARMA CORP.

Consolidated Balance Sheets

(In thousands of U.S. dollars, except share amounts)

	December 31, 2015	December 31, 2014

Assets

Current assets:
Cash and cash equivalents	$17,661	$12,708
Restricted cash (note 5)	2,196	2,320
Accounts receivable, net of allowance for doubtful accounts of $424 (2014 - $596)	6,814	9,504
Inventories (note 6)	4,401	5,335
Prepaid expenses and other assets	1,408	1,703
Deferred income tax assets (note 16)	469	439
	32,949	32,009

Property and equipment (note 7)	740	811
Intangible assets (note 8)	14,221	16,156
Goodwill	318	318
Other assets	402	821
	$48,630	$50,115

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 9)	$10,488	$13,057
Current portion of long-term debt	4,000	1,714
Current portion of deferred consideration	2,619	3,044
Current portion of deferred revenue	188	-
	17,295	17,815

Long-term debt (note 10)	6,000	10,286
Deferred consideration (note 11)	2,478	4,544
Deferred revenue	2,647	-
Other long-term liabilities	274	331
	28,694	32,976

Stockholders’ equity:
Common stock	312,019	284,760
Authorized - unlimited number without par value
Issued and outstanding – 20,147,337 (2014 – 16,591,002) (note 12(b))
Additional paid-in capital	34,678	34,229
Deficit	(343,435)	(318,973)
Accumulated other comprehensive income	16,674	17,123
	19,936	17,139
	$48,630	$50,115

Commitments and contingencies (notes 15 and 19)

Subsequent events (note 21)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Richard M. Glickman	/s/ Arthur H. Willms
Director	Director

CARDIOME PHARMA CORP.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended December 31, 2015 and 2014

(In thousands of U.S. dollars, except share and per share amounts)

	December 31, 2015	December 31, 2014
Revenue:
Product and royalty revenue	$20,795	$30,042
Licensing and other fees	115	-
	20,910	30,042
Cost of goods sold	6,587	10,027
	14,323	20,015
Expenses:
Selling, general and administration	31,004	33,813
Research and development (note 14)	3,223	637
Amortization (notes 7 and 8)	2,177	2,150
	36,404	36,600
Operating loss	(22,081)	(16,585)

Other expense (income):
Interest expense	2,260	1,483
Other expense	175	136
Foreign exchange gain	(43)	(26)
	2,392	1,593
Loss before income taxes	(24,473)	(18,178)
Income tax expense (recovery) (note 16)	(11)	49
Net loss	$(24,462)	$(18,227)

Other comprehensive loss:
Foreign currency translation adjustments	449	835
Comprehensive loss	$(24,911)	$(19,062)
Loss per common share
Basic and diluted	$(1.34)	$(1.12)
Weighted average common shares outstanding
Basic and diluted	18,198,840	16,230,308

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2015 and 2014

(In thousands of U.S. dollars)

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2013	14,958,277	$272,083	$33,349	$(300,746)	$17,958	$22,644
Net loss	-	-	-	(18,227)	-	(18,227)
Issuance of common stock (note 12(b))	1,530,513	13,821	-	-	-	13,821
Share issue costs	-	(1,415)	-	-	-	(1,415)
Common stock issued upon exercise of options (note 12(b))	102,212	148	-	-	-	148
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	-	123	(123)	-	-	-
Stock-based compensation expense (note 13)	-	-	1,003	-	-	1,003
Foreign currency translation adjustments	-	-	-	-	(835)	(835)
Balance at December 31, 2014	16,591,002	284,760	34,229	(318,973)	17,123	17,139
Net loss	-	-	-	(24,462)	-	(24,462)
Issuance of common stock (note 12(b))	3,429,247	28,334	-	-	-	28,334
Share issue costs	-	(1,705)	-	-	-	(1,705)
Common stock issued upon exercise of options (note 12(b))	119,842	293	-	-	-	293
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	-	256	(256)	-	-	-
Reallocation of stock-based compensation liability arising from stock-based compensation related to exercise of options	-	9	-	-	-	9
Issuance of common shares on vesting of restricted share units, net of tax (note 12(b))	7,246	72	(110)			(38)
Stock-based compensation expense (note 13)	-	-	815	-	-	815
Foreign currency translation adjustments	-	-	-	-	(449)	(449)
Balance at December 31, 2015	20,147,337	$312,019	$34,678	$(343,435)	$16,674	$19,936

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Consolidated Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(In thousands of U.S. dollars)

	December 31, 2015	December 31, 2014
Operating activities:
Net loss	$(24,462)	$(18,227)
Items not affecting cash:
Amortization (notes 7 and 8)	2,177	2,150
Amortization of deferred financing fees	525	222
Stock-based compensation (note 13)	2,205	1,141
Write-down of property and equipment	-	188
Write-down of inventory (note 6)	2,028	1,547
Unrealized foreign exchange gain	(43)	(520)
Changes in operating assets and liabilities:
Restricted cash	(31)	(175)
Accounts receivable	3,067	(3,495)
Inventories	(1,094)	(286)
Prepaid expenses and other assets	212	(393)
Deferred consideration	-	(558)
Deferred revenue	1,885	-
Accounts payable and accrued liabilities	(2,776)	(121)
Net cash used in operating activities	(16,307)	(18,527)

Investing activities:
Purchase of property and equipment	(132)	(522)
Increase in intangible assets	(39)	(78)
Net cash used in investing activities	(171)	(600)

Financing activities:
Issuance of common stock (note 12(b))	28,334	13,821
Share issue costs	(1,650)	(1,415)
Issuance of common stock upon exercise of stock options (note 12(b))	293	148
Proceeds from issuance of long-term debt (note 10)	-	12,000
Repayment of long-term debt (note 10)	(2,000)	-
Financing fees	(106)	(1,043)
Payment of deferred consideration (note 11)	(3,049)	(2,540)
Net cash provided by financing activities	21,822	20,971
Effect of foreign exchange rate changes on cash and cash equivalents	(391)	(120)
Increase in cash and cash equivalents during the year	4,953	1,724
Cash and cash equivalents, beginning of year	12,708	10,984
Cash and cash equivalents, end of year	$17,661	$12,708

Supplemental cash flow information:
Interest paid	$1,826	$1,104
Interest received	20	46
Net income taxes paid	693	332

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

1.	Basis of presentation:

Cardiome Pharma Corp. (the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 and was continued under the laws of Canada on March 8, 2002. Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, in select European markets. Cardiome has also licensed TREVYENT®, a development stage drug device combination product that is under development for pulmonary arterial hypertension, in certain regions outside the United States.

The Company has financed its cash requirements primarily from sales of BRINAVESSTM and AGGRASTAT®, share issuances, a term loan facility, and cash from a previous collaborative partner. The Company’s ability to attain profitability and positive cash flows from operations is dependent on a number of factors, including the extent to which BRINAVESSTM will be commercially successful globally, the extent to which AGGRASTAT® sales will remain stable as it faces generic competition in certain markets, and business development activities, the outcome of which cannot be predicted at this time. As a result, it may be necessary for the Company to obtain additional funds in the future. These funds may come from sources such as the issuance of equity and/or debt securities, or alternative sources of financing. There can be no assurance that the Company will be able to successfully obtain sufficient funds to continue the development and commercialization of its products and its operational activities.

2.	Summary of significant accounting policies:

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are presented in U.S. dollars. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned subsidiaries from their respective dates of acquisition of control. All intercompany transactions and balances have been eliminated on consolidation.

(b)	Use of estimates:

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Significant areas requiring the use of accounting judgments and estimates include accounting for amounts recorded in connection with business combinations, recoverability of inventories, carrying value of intangible assets, revenue recognition, bad debt and doubtful accounts, income taxes, stock-based compensation expense, and commitments and contingencies. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results could differ from those estimates.

2

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

2.	Summary of significant accounting policies (continued):

(c)	Business combinations:

In a business combination, the acquisition method of accounting requires that the assets acquired and liabilities assumed be recorded as of the date of the acquisition at their respective fair values with limited exceptions. Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if fair value can reasonably be estimated. If the acquisition date fair value of an asset acquired or liability assumed that arises from a contingency cannot be determined, the asset or liability is recognized if probable and reasonably estimable; if these criteria are not met, no asset or liability is recognized. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accordingly, the Company may be required to value assets at fair value measures that do not reflect the Company’s intended use of those assets. Any excess of the purchase price (consideration transferred) over the estimated fair values of net assets acquired is recorded as goodwill. Transaction costs and costs to restructure the acquired company are expensed as incurred. The operating results of the acquired business are reflected in the Company’s consolidated financial statements from the date of acquisition.

(d)	Foreign currency translation:

The net assets of foreign subsidiaries where the local currencies have been determined to be the functional currencies are translated into U.S. dollars using exchange rates at the balance sheet dates. Equity is translated at historical rates and revenue and expenses are translated at exchange rates prevailing during the period. The foreign exchange gains and losses arising from translation are recorded in the foreign currency translation account, which is included in other comprehensive loss and reflected as a separate component of equity. For those subsidiaries where the U.S. dollar has been determined to be the functional currency, non-monetary foreign currency assets and liabilities are translated using historical rates, while monetary assets and liabilities are translated at the period-end exchange rates. Revenues and expenses denominated in foreign currencies are translated at exchange rates in effect at the time of the transactions. Foreign exchange gains and losses are recorded in net loss for the period.

3

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

2.	Summary of significant accounting policies (continued):

(e)	Fair value measurements of financial instruments:

Fair value measurements of financial instruments are determined by using a fair value hierarchy that prioritizes the inputs to valuation techniques into three levels according to the relative reliability of the inputs used to estimate the fair values.

The three levels of inputs used to measure fair value are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical financial instruments;

Level 2 - Inputs other than quoted prices that are observable for the financial instrument either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

In determining fair value measurements, the most observable inputs are used when available. The fair value hierarchy level at which a financial instrument is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.

(f)	Cash and cash equivalents:

Cash and cash equivalents include cash and short-term deposits with original maturities of 90 days or less. Short-term deposits are valued at amortized cost. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

(g)	Allowance for doubtful accounts:

The Company maintains an allowance for accounts for estimated losses that may result from our customers’ inability to pay. The Company estimates an allowance for doubtful accounts primarily based on the credit worthiness of customers, aging of receivable balances and general economic conditions. Amounts later determined and specifically identified to be uncollectible are charged against this allowance.

(h)	Inventories:

Inventories consist of finished goods, unfinished product (work in process) and raw materials and are valued at the lower of cost or estimated net realizable value, determined on a first-in-first-out basis. Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions. Estimated net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The components of inventory and inventory purchase commitments are reviewed on a regular basis for excess and obsolete inventory based on estimated future usage and sales, demand from drug distributors and hospitals and economic conditions. Management believes that the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory.

4

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

2.	Summary of significant accounting policies (continued):

(i)	Property and equipment:

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the straight-line method over the following terms:

Asset	Rate

Laboratory equipment	5 years
Production equipment	7 years
Computer equipment	3-5 years
Software	3-5 years
Furniture and office equipment	5-7 years

Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful life or the initial lease term.

(j)	Intangible assets:

Intangible assets are comprised of patent costs, trade name and marketing rights. Patent costs which are associated with the preparation, filing, and obtaining of patents are capitalized. Maintenance costs of patents are expensed as incurred.

The estimated useful life of an intangible asset with a definite life is the period over which the asset is expected to contribute to future cash flows. When determining the useful life, the Company considers the expected use of the asset, useful life of a related intangible asset, any legal, regulatory or contractual provisions that limit the useful life, any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions, the effects of obsolescence, demand, competition and other economic factors, and the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

Amortization is provided using the straight-line method over the following terms:

Asset	Rate

Patents	over the patent life
Trade name	10 years
Marketing rights	10 years

(k)	Other assets:

Deferred financing fees represent the unamortized costs incurred on issuance of the Company’s term loan facility. Amortization of deferred financing fees on the term loan facility is provided on the effective interest rate method over the term of the facility based on amounts available under the facilities.

5

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

2.	Summary of significant accounting policies (continued):

(l)	Goodwill:

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination. Goodwill is not amortized, but reviewed for impairment on an annual basis or more frequently if impairment indicators arise. Among other things, this review considers the fair value of reporting units based on discounted estimated future cash flows. This review involves significant estimation uncertainty, which could affect the Company’s future results if the current estimates of future performance and fair values change.

(m)	Impairment of long-lived assets:

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The Company determines whether the carrying value of a long-lived depreciable asset or asset group is recoverable based on its estimates of future asset utilization and undiscounted expected future cash flows the assets are expected to generate. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

(n)	Deferred revenue:

Deferred revenue is recorded when upfront payments on distribution agreements are received. The deferred revenue is amortized into income over the applicable earnings period.

(o)	Revenue recognition:

Product and royalty revenue

Revenue from sales of products is recognized upon the later of transfer of title or upon shipment of the product to the customer, so long as persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collection is reasonably assured. Provisions for chargebacks, rebates, sales incentives and returns are provided for in the same period the related sales are recorded. Sales taxes collected from customers in various European markets that must be remitted back to the relevant government authorities are excluded from revenues. Shipping and handling costs are included in cost of sales.

Royalty revenue is recognized on an accrual basis when earned in accordance with the agreement terms, when royalties from the collaborative partner are determinable and collection is reasonably assured, such as upon the receipt of a royalty statement from the collaborative partner.

6

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

2.	Summary of significant accounting policies (continued):

Licensing and other fees

The Company earns revenue from collaboration and license agreements from the commercial sale of approved products.

(p)	Research and development costs:

Research and development costs are expensed in the period incurred. These expenses include the costs of the Company’s proprietary R&D efforts, as well as costs incurred in connection with certain licensing arrangements. Before a drug product receives regulatory approval, upfront and milestone payments made to third parties under licensing arrangements are recorded as an expense. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved. Once a drug product receives regulatory approval, any subsequent milestone payments made are recorded in intangible assets and, unless the asset is determined to have an indefinite life, the payments are amortized on a straight-line basis over the remaining agreement term or the expected product life cycle, whichever is shorter. As of December 31, 2015, no amounts have been recorded in intangible assets.

(q)	Clinical trial expenses:

Clinical trial expenses are a component of research and development costs and include fees paid to contract research organizations, investigators and other vendors who conduct certain product development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to service agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates are based on patient enrollment, services provided and goods delivered, contractual terms and experience with similar contracts. The Company monitors these factors to the extent possible and adjusts its estimates accordingly. Prepaid expenses or accrued liabilities are adjusted if payments to service providers differ from estimates of the amount of service completed in a given period.

(r)	Stock-based compensation and other stock-based payments:

Stock options and restricted share units granted to the Company’s directors, executive officers and employees are accounted for using the fair-value based method. Under this method, compensation expense for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model and is expensed over the award’s vesting period on a graded basis. Stock options granted to consultants and to foreign employees with Canadian dollar denominated stock options are subject to variable accounting treatment and are re-valued at fair value at each balance sheet date until exercise, expiry or forfeiture. Compensation expense for restricted share units is measured at fair value at the date of grant, which is the market price of the underlying security, and is expensed over the award’s vesting period on a straight-line basis.

7

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

2.	Summary of significant accounting policies (continued):

(s)	Income taxes:

The Company accounts for income taxes using the liability method of tax allocation. Deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is enacted. Deferred income tax assets are evaluated periodically and if realization is not considered more likely than not, a valuation allowance is provided. Income tax credits, such as investment tax credits, are included as part of the provision for income taxes.

(t)	Earnings (loss) per share:

Basic earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, including when the Company has incurred a loss for the period, basic and diluted loss per share are the same.

Diluted earnings per share is calculated using the weighted average number of common shares outstanding during the period, adjusted to include the number of incremental common shares that would have been outstanding if all dilutive potential common shares had been issued. Under the treasury stock method, the number of dilutive shares, if any, is determined by dividing the average market price of shares for the period into the net proceeds of in-the-money options.

(u)	Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

3.	Recent accounting pronouncements:

In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-17, “Balance Sheet Classification of Deferred Taxes”, as part of its simplification initiative. ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent. ASU 2015-17 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In August 2015, the FASB issued ASU 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-Of-Credit Arrangements”.  The guidance in ASU 2015-03 as described below does not address the presentation or subsequent measurement of debt issuance costs related to line-of-credit (“LOC”) arrangements.  ASU 2015-15 states that the SEC staff would not object to an entity deferring and presenting debt issuance costs related to an LOC arrangement as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the LOC arrangement, regardless of whether there are outstanding borrowings. ASU 2015-15 is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

8

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

3.	Recent accounting pronouncements (continued):

In July 2015, the FASB delayed the effective date of ASU 2014-09, “Revenue from Contracts with Customers” by one year. Reporting entities may choose to adopt the standard as of the original effective date. The FASB decided, based on its outreach to various stakeholders and the forthcoming amendments to ASU 2014-09, that a deferral is necessary to provide adequate time to effectively implement the new revenue standard. ASU 2014-09 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, as part of its simplification initiative. ASU 2015-03 changes the presentation of debt issuance costs in financial statements such that an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

4.	Financial instruments:

Financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt and deferred consideration. The fair values of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of their short-term nature. At December 31, 2015, the carrying values of the Company’s long-term debt and deferred consideration approximate their fair values based on current market borrowing rates. The long-term debt and deferred consideration are classified as Level 2 of the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks, including credit risk and market risk.

(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents and accounts receivable. The carrying amount of the financial assets represents the maximum credit exposure.

9

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

4.	Financial instruments (continued):

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to credit risk related to its accounts receivable. The majority of the Company’s accounts receivable arise from product sales which are primarily due from drug distributors and hospitals. The Company monitors the creditworthiness of its customers so that it can properly assess and respond to changes in their credit profile.

(b)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Company’s income or the value of the financial instruments held.

(i)	Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign currency risk as a portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, revenue, and operating expenses are denominated in other than U.S. dollars. The Company manages foreign currency risk by holding cash and cash equivalents in foreign currencies to support forecasted foreign currency cash outflows. The Company has not entered into any forward foreign exchange contracts.

(ii)    Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial instruments that potentially subject the Company to interest rate risk include cash and cash equivalents.

The Company is exposed to interest rate cash flow risk on its cash and cash equivalents and on its long term debt as these instruments bear interest based on current market rates.

5.	Restricted cash:

At December 31, 2015, restricted cash included $1,000 (2014 - $1,000) relating to amounts held in escrow in a non-interest bearing account in connection with the acquisition of Correvio LLC. This amount will be released from escrow upon the Company’s payment of all amounts owing under the deferred consideration liability plus all applicable accrued interest (note 11).

The Company also held restricted cash relating to deposits which are pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities of $1,196 (2014 - $1,320).

10

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

6.	Inventories:

	December 31,	December 31,
	2015	2014

Finished goods	$1,185	$1,815
Work in process	703	1,013
Raw materials	2,505	2,449
Inventory consigned to others	8	58
	$4,401	$5,335

During the year ended December 31, 2015, the Company recorded a write-down of $2,028 (2014 – $1,547) in inventory. Included in the write-down during the year ended December 31, 2015 is a write-down of $1,125 of repurchased unsold inventory as part of a termination agreement.

7.	Property and equipment:

		Accumulated	Net book
2015	Cost	amortization	value

Laboratory equipment	$625	$598	$27
Production equipment	96	30	66
Software	152	57	95
Computer equipment	240	149	91
Leasehold improvements	399	70	329
Furniture and office equipment	189	57	132

	$1,701	$961	$740

		Accumulated	Net book
2014	Cost	amortization	value

Laboratory equipment	$625	$542	$83
Production equipment	96	16	80
Software	110	46	64
Computer equipment	200	111	89
Leasehold improvements	416	30	386
Furniture and office equipment	122	13	109

	$1,569	$758	$811

Amortization expense for the year ended December 31, 2015 amounted to $203 (2014 - $143).

11

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

8.	Intangible assets:

		Accumulated	Net book
2015	Cost	amortization	value

Marketing rights	$15,830	$3,365	$12,465
Trade name	1,131	240	891
Patents	4,312	3,447	865

	$21,273	$7,052	$14,221

		Accumulated	Net book
2014	Cost	amortization	value

Marketing rights	$15,830	$1,782	$14,048
Trade name	1,131	127	1,004
Patents	4,273	3,169	1,104

	$21,234	$5,078	$16,156

Amortization expense for the year ended December 31, 2015 amounted to $1,974 (2014 - $2,007).

The estimated aggregate amortization expense for intangible assets held at December 31, 2015, for each of the five succeeding years is expected as follows:

2016	$1,889
2017	1,871
2018	1,839
2019	1,817
2020	1,796

9.	Accounts payable and accrued liabilities:

	December 31,	December 31,
	2015	2014

Trade accounts payable	$3,474	$5,474
Employee-related accruals	3,744	2,719
Interest payable (note 11)	45	291
Other accrued liabilities	3,225	4,573

	$10,488	$13,057

12

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

10.	Long term debt:

On July 18, 2014, the Company closed a senior, secured term loan facility with MidCap Financial, LLC for up to $22,000 consisting of two tranches bearing interest at a rate of LIBOR plus 8%. Interest is payable on a monthly basis. The first tranche of $12,000 is available for working capital and general corporate purposes. The second tranche of up to $10,000 is available to support a product or company acquisition. The loan carries a term of 48 months and is secured by substantially all of the assets of the Company. At December 31, 2015, the Company has a balance of $10,000 outstanding (2014 - $12,000).

	December 31,	December 31,
	2015	2014

Long-term debt	$10,000	$12,000
Less: Current portion	(4,000)	(1,714)

	$6,000	$10,286

Future repayments are as follows:

2016	$4,000
2017	4,000
2018	2,000

Total repayments	$10,000

11.	Deferred consideration:

On November 18, 2013, the Company completed the acquisition of Correvio LLC through the purchase of a combination of assets and shares in exchange for 19.9% of the Company’s then outstanding shares and deferred consideration of $12,000. The deferred consideration is being repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually.  The deferred consideration must be repaid in full by December 1, 2019.

12.	Stockholders’ equity:

(a)	Authorized:

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series.

13

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

12.	Stockholders’ equity (continued):

(b) Issued and outstanding:

Number
Common shares	of shares

Balance, December 31, 2013	14,958,277
Issued through at-the-market offering (i)	30,513
Issued through common share offering (ii)	1,500,000
Issued upon exercise of options in cashless transaction	32,212
Issued for cash upon exercise of options	70,000

Balance, December 31, 2014	16,591,002
Issued through at-the-market offering (i)	554,247
Issued through common share offering (iii)	2,875,000
Issued upon vesting of restricted share units, net of tax	7,246
Issued upon exercise of options in cashless transaction	10,431
Issued for cash upon exercise of options	109,411
Balance, December 31, 2015	20,147,337

(i)	On February 18, 2014, the Company completed a prospectus supplement under which the Company may issue common shares in one or more at-the-market (“ATM”) offerings up to an aggregate of $8,900. During the year ended December 31, 2015, the Company issued 554,247 common shares (2014 – 30,513 common shares) in the ATM offering for gross proceeds of $5,334 (2014 - $289). As at December 31, 2015, $3,277 remains available for issuance under the prospectus supplement.

(ii)	On March 11, 2014, the Company completed a prospectus offering of 1,500,000 common shares from treasury at CAD $10.00 per common share for net proceeds of $12,369. Additionally, 1,500,000 common shares were sold in a secondary offering from CarCor Investment Holdings LLC, the shareholder from which the Company purchased Correvio, at CAD $10.00 per common share for net proceeds of $12,720. The Company did not receive any of the proceeds of the sale of common shares by CarCor Investment Holdings LLC.

(iii)	On August 13, 2015, the Company completed a prospectus offering of 2,875,000 common shares from treasury at USD $8.00 per common share for gross proceeds of $23,000.

14

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

13.	Stock-based compensation:

(a)	Stock options:

Under the terms of the Company’s incentive stock option plan (the “Plan”), the Company may grant options to directors, executive officers, employees and consultants of the Company. The Plan provides for granting of options at the fair market value of the Company’s common shares at the grant date. Options generally vest over periods of up to four years with an expiry term of five years and generally vest in equal amounts at the end of each month. On June 16, 2014, shareholders approved an amendment to the Plan (the “Amended Plan”) whereby the maximum number of shares available for issue under the Amended Plan is a rolling number equal to a maximum of 12.5% of the issued common shares outstanding at the time of grant. Prior to this amendment, the number of shares available for issuance was a specified, fixed amount. Under the Amended Plan, the maximum number of stock options issuable to insiders continues to be restricted to 10% of the issued and outstanding common shares of the Company.

Details of the stock option transactions for the years ended December 31, 2015 and 2014 are summarized as follows:

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2013	1,201,912	4.68	3.71	4,400

Options granted	260,000	8.27
Options exercised	(111,155)	2.17
Options forfeited	(11,335)	7.48
Options expired	(61,132)	24.03
Outstanding as at December 31, 2014	1,278,290	4.68	3.34	8,411

Options granted	382,900	10.84
Options exercised	(129,236)	3.76
Options forfeited	(45,097)	8.76
Options expired	(14,260)	41.69
Outstanding as at December 31, 2015	1,472,597	5.88	2.88	8,024
Exercisable as at December 31, 2015	959,813	4.63	2.45	6,462

The outstanding options expire at various dates ranging from March 13, 2016 to September 25, 2020.

15

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

13.	Stock-based compensation (continued):

At December 31, 2015, stock options to executive officers and directors, employees and consultants were outstanding as follows:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of		contractual	price		price
exercise prices (CAD$)	Number	life (years)	(CAD$)	Number	(CAD$)

$1.65 to $2.08	437,000	2.01	1.67	367,254	1.68
$2.09 to $6.67	424,963	2.24	3.85	351,689	3.59
$6.68 to $9.29	204,974	3.62	8.23	97,544	8.23
$9.30 to $24.70	405,660	4.10	11.33	143,326	12.31

	1,472,597	2.88	5.88	959,813	4.63

A summary of the Company’s non-vested stock option activity and related information for the year ended December 31, 2015 is as follows:

	Number	Weighted average
	of	grant-date fair value
Non-vested options	options	(U.S.$)

Non-vested at December 31, 2014	577,370	3.19
Granted	382,900	4.50
Vested	(410,814)	3.42
Forfeited	(36,672)	3.41

Non-vested at December 31, 2015	512,784	3.96

As of December 31, 2015, there was $934 (2014 - $1,023) of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.4 years (2014 – 1.6 years).

The aggregate intrinsic value of stock options exercised during the year ended December 31, 2015 was $743 (2014 - $666).

The aggregate fair value of vested options during the year ended December 31, 2015 was $1,404 (2014 - $696).

The estimated fair value of options granted to executive officers and directors, and employees is amortized over the vesting period on a graded basis. For the year ended December 31, 2015, stock-based compensation expense of $1,828 (2014 - $1,141) is recorded in selling, general and administration expenses. Of this amount, $437 was recorded against additional paid-in capital and $1,391 was recorded against employee-related accruals. For the year ended December 31, 2014, $1,003 was recorded against additional paid-in capital and $138 was recorded against employee-related accruals.

16

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

13.	Stock-based compensation (continued):

The weighted average fair value of stock options granted during the year ended December 31, 2015 was $4.50 (2014 - $4.55). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31,	December 31,
	2015	2014

Dividend yield	-	-
Expected volatility	78.4%	87.5%
Risk-free interest rate	0.6%	1.1%
Expected average life of the options	3.4 years	3.3 years
Estimated forfeiture rate	-	0.5%

There is no dividend yield as the Company has not paid, and does not plan to pay, dividends on its common shares. The expected volatility is based on the historical share price volatility of the Company’s daily share closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on the contractual term of the options and on historical data of option holder exercise and post-vesting employment termination behaviour. Forfeitures are estimated at the time of grant and, if necessary, management revises that estimate if actual forfeitures differ and adjusts stock-based compensation expense accordingly.

(b)	Restricted share unit plan:

During 2014, the Company established a treasury-based Restricted Share Unit Plan (the “RSU Plan”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”). There is no exercise price and no monetary payment is required from the employees to the Company upon grant of the RSUs or upon the subsequent issuance of shares to settle the award. The vested RSUs may be settled through the issuance of common shares from treasury, by the delivery of common shares purchased on the open market, in cash or in any combination of the foregoing, at the option of the Company. Vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs are determined at the time of the grant. Generally, RSUs vest annually over three years, in equal amounts, on the anniversary date of the date of grant.

17

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

13. Stock-based compensation (continued):

Details of RSU transactions for the year ended December 31, 2015 are summarized as follows:

	Number	Weighted average grant date fair value (USD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (USD$)
Outstanding as at December 31, 2014	-	$-	-	$-

RSUs granted	160,598	9.10		1,181
RSUs vested	(10,990)	9.95		89
RSUs forfeited	(17,500)	9.95
Outstanding as at December 31, 2015	132,108	$8.91	2.16	$1,058

At December 31, 2015, there was $828 (December 31, 2014 - nil) of total unrecognized compensation cost related to non-vested RSUs. That cost is expected to be recognized over a weighted average period of 2.2 years.

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. For the year ended December 31, 2015, stock-based compensation expense of $377 (December 31, 2014 - nil) is recorded in selling, general and administration expenses. The entire amount was recorded against additional paid-in capital.

14. Research and development expense:

In June 2015, the Company entered into a license and supply agreement with SteadyMed Ltd. for the distribution rights to TREVYENT® that included an upfront payment of $3,000 upon execution of the agreement which was recorded in R&D expense.

18

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

15.	Commitments:

(a)	Operating leases:

The Company has entered into operating leases for office space. Future minimum payments under the various operating leases are as follows:

2016	$413
2017	413
2018	413
2019	379
2020	326
Thereafter	713

Total minimum payments required	$2,657

Rent expense for the year ended December 31, 2015 was $655 (2014 - $599), net of sublease income of nil (2014 - $127).

(b)	Commitments for clinical and other agreements:

The Company entered into various clinical and other agreements requiring it to fund future expenditures of $2,889 (2014 - $4,032).

(c)	Purchase commitments:

In connection with the acquisition of Correvio LLC, the Company has purchase commitments with certain suppliers who assist in the production of AGGRASTAT®. The commitments currently extend until the end of 2016. The amount of the purchase commitment is based on physical quantities manufactured; however there is a minimum purchase obligation of $1,180 for 2016. The total amount purchased under this obligation was $834 for the year ended December 31, 2015 (2014 - $2,148).

16.	Income taxes:

The components of loss before income taxes consist of the following:

	2015	2014

Canadian	$(11,574)	$(6,042)
Foreign	(12,899)	(12,136)

Loss before income taxes	$(24,473)	$(18,178)

19

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

16.	Income taxes (continued):

The reconciliation of income tax computed at statutory tax rates to income tax expense (recovery), using a 26.0% (2014 – 26.0%) statutory tax rate, is:

	December 31,	December 31,
	2015	2014

Loss before income taxes	$(24,473)	$(18,178)
Statutory tax rate	26.0%	26.0%

Income tax expense (recovery) at Canadian statutory income tax rates	$(6,363)	$(4,726)
Change in valuation allowance	4,290	1,524
Permanent differences	447	369
Tax rate differences	291	1,445
Expiry of loss carryforwards	913	-
Effect of change in statutory tax rates	697	11
Adjustments to prior years	(504)	586
Other differences	218	840
Income tax expense (recovery)	$(11)	$49

Significant components of the Company’s deferred tax assets are shown below:

	December 31,	December 31,
	2015	2014

Deferred tax assets:
Tax loss carryforwards	$76,694	$71,914
Research and development deductions and investment tax credits	29,116	29,126
Tax values of depreciable assets in excess of accounting values	2,773	2,719
Share issue costs and other	544	406

Total deferred tax assets	109,127	104,165
Valuation allowance	(108,658)	(103,726)

Net deferred tax assets	$469	$439

At December 31, 2015, the Company has investment tax credits of $17,577 (2014 - $17,934) available to reduce deferred income taxes otherwise payable.

The Company also has total loss carryforwards of $313,062 (2014 - $301,791) available to offset future taxable income, in Canada in the amount of $173,698 (2014 - $164,917), in Switzerland in the amount of $93,205 (2014 - $91,249), in the United States in the amount of $45,289 (2014 - $44,596), and in the United Kingdom in the amount of $870 (2014 - $1,029).

20

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

16.	Income taxes (continued):

The Company’s Canadian federal and provincial investment tax credits and non-capital losses for income tax purposes expire as follows:

	Investment	Non-capital
	tax credits	losses

2016	$1,064	$7,614
2017	975	3,469
2018	145	35,375
2019	501	6,306
2020	481	14,741
Thereafter until 2035	14,411	245,557

	$17,577	$313,062

The Company recognizes interest and penalties related to income taxes in interest and other income. To date, the Company has not incurred any significant interest and penalties. The Company is subject to assessments by various taxation authorities which may interpret tax legislations and tax filing positions differently from the Company. The Company provides for such differences when it is likely that a taxation authority will not sustain the Company’s filing position and the amount of the tax exposure can be reasonably estimated. As at December 31, 2015, a provision of nil (2014 - nil) has been made in the financial statements for estimated tax liabilities. Tax years ranging from 2004 to 2015 remain subject to examination in the various countries we operate in.

17.	Restructuring:

In connection with the acquisition of Correvio LLC in November 2013, the Company terminated several employees as part of integrating Correvio LLC’s operations.

The following table summarizes the provisions related to the restructuring for years ended December 31, 2015 and 2014:

	Employee termination benefits	Idle-use expense and other charges	Total
Balance at December 31, 2013	$718	$14	$732
Payments made	(718)	-	(718)
Non-cash items	-	(14)	(14)
Balance at December 31, 2014	$-	$-	$-
Payments made	-	-	-
Non-cash items	-	-	-
Balance at December 31, 2015	$-	$-	$-

21

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

18.	Related party transactions:

The Company incurred expenses for services provided by a law firm in which a director of one of the Company’s wholly owned subsidiaries is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the year ended December 31, 2015, the Company incurred legal fees of $63 (2014 - $145) for services provided by the law firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2015 is $12 (2014 - $52) owing to the legal firm.

The Company also incurred expenses for services provided by an accounting firm in which a director of one of the Company’s wholly owned subsidiaries is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the year ended December 31, 2015, the Company incurred accounting fees of $35 (2014 - $64) for services provided by the accounting firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2015 is $31 (2014 - $8) owing to the accounting firm.

19.	Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)	The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

22

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

20.	Segmented information:

During 2013, the Company began recognizing revenue from product sales at which time management began to measure the Company’s operations by the geographic area in which such products are sold.

Year ended December 31, 2015	Europe	Rest of World	Total

Revenue	$10,572	$10,338	$20,910
Cost of goods sold	3,191	3,396	6,587

Gross margin	7,381	6,942	14,323
Gross margin %	70%	67%	68%

Year ended December 31, 2014	Europe	Rest of World	Total

Revenue	$14,308	$15,734	$30,042
Cost of goods sold	5,037	4,990	10,027

Gross margin	9,271	10,744	20,015
Gross margin %	65%	68%	67%

During the years ended December 31, 2015 and 2014, we had two customers that accounted for more than 10% of our revenue. In 2015, these customers accounted for 28% and 19% of our revenue, respectively (2014 – 19% and 23%, respectively).

Property and equipment by geographic area were as follows:

As at December 31	2015	2014

Europe	$95	$118
Rest of World	645	693

	$740	$811

23

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the years ended December 31, 2015 and 2014

21.	Subsequent events:

On January 12, 2016, the Company announced the execution of a purchase agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor, to purchase up to an aggregate of $20 million worth of common shares in the capital of the Company. Under the terms of the Purchase Agreement, at its sole discretion, the Company may sell up to an aggregate of $20 million worth of its common shares to LPC from time to time over the 24-month term of the Purchase Agreement, subject to the conditions and limitations set forth in the agreement. There are no upper limits to the price LPC may pay to purchase common shares from the Company and the purchase price of any common shares sold to LPC will be based on the then prevailing market prices of the common shares. The Company may terminate the Purchase Agreement at any time, at its sole discretion, without any monetary cost or penalty to the Company upon one business day’s written notice to LPC. Under the terms of the agreement, LPC will not cause or engage, in any manner whatsoever, any direct or indirect short selling or hedging of the Company’s common shares and is obligated to purchase the Company’s common shares at such times and in such amounts as determined by the Company in accordance with the terms and conditions of the Purchase Agreement.  In consideration for entering into the agreement, the Company issued 48,856 common shares to LPC as a commitment fee.

On March 1, 2016, the Company filed a short form base shelf prospectus with the securities regulatory authorities in Canada, other than Quebec, and the United States Securities and Exchange Commission (the “SEC”) under a registration statement on Form F-10 (together, the “Base Shelf Prospectuses”). The Base Shelf Prospectuses provide for the potential offering in Canada and the United States of up to an aggregate of $250 million of the Company’s common shares, preferred shares, debt securities, warrants, subscription receipts and units from time to time over a 25-month period.

On March 7, 2016, in connection with the filing of the Base Shelf Prospectuses, the Company filed a new prospectus supplement pertaining to sales under the Purchase Agreement with LPC.

On March 7, 2016, the Company filed an Amended and Restated At Market Issuance Sales Agreement (the “Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) and MLV & Co. LLC (“MLV”). The Company entered into the Sales Agreement only as a result of the acquisition by FBR of MLV. In connection with the filing of the Base Shelf Prospectuses, the Company filed a new prospectus supplement pertaining to sales under the Sales Agreement.

24